

September 21, 2018

Allan E. Kamensky
Executive Vice President, General Counsel and Secretary
Synovus Financial Corp.
1111 Bay Avenue, Suite 500
Columbus, GA 31901

> **Re: Synovus Financial Corp.**
> **Registration Statement on Form S-4**
> **Filed September 14, 2018**
> **File No. 333-227367**

Dear Mr. Kamensky:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services

cc: Lee A. Meyerson, Esq.